Via EDGAR

Mark B. Weeks

T: +1 650 843 5011

weeksmb@cooley.com

March 6, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Jones

Re:	Cardica, Inc. Amendment No. 1 to Registration Statement on Form S-1 SEC Registration No. 333-194039

Dear Mr. Jones:

Attached for filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client, Cardica, Inc. (the “Company”), is Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (“Registration Statement”) referred to above. The Amendment is being filed solely for the purpose of filing our opinion as Exhibit 5.1 as to the shares to be issued pursuant to the Registration Statement.

We undertake that, in the event that the number of shares of the Company’s common stock to be issued pursuant to the Registration Statement exceeds the number of shares set forth in our opinion, we will file a pre-effective amendment to the Registration Statement with an updated Exhibit 5.1 covering such additional shares.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement, the Amendment or Exhibit 5.1 to me at (650) 843-5011, or to Brett D. White at (650) 843-5191.

Sincerely,

/s/ Mark B. Weeks

Mark B. Weeks

cc:           Bernard Hausen, Cardica, Inc.

Robert Newell, Cardica, Inc.

1223607 v1/HN

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 www.cooley.com